                                                                  EXHIBIT (c)(1)



December 12, 2001


Special Committee of the Board of Directors
Organic, Inc.
601 Townsend Street
San Francisco, CA  94103


Gentlemen:

We understand that certain shareholders of Organic, Inc. ("Organic"), including Jonathan Nelson (collectively referred to as "Organic Holdings"), initially negotiated a Share Purchase Agreement dated September 18, 2001 (the "Initial Holdings Agreement") with E-Services Investments Organic Sub LLC, a wholly owned subsidiary of Seneca Investments LLC ("Seneca"), providing for the purchase of 51,954,975 shares of common stock of Organic, representing 58.7% of the total outstanding shares, for a purchase price consisting of approximately $15.9 million in cash ($0.3080 per share) after certain tax related expenses payable at the closing of the transaction, plus additional amounts payable under an "earn-out" formula depending upon Organic's performance after the closing. We understand that the Initial Holdings Agreement was subsequently revised on December 4, 2001 (the "Revised Holdings Agreement") to reduce the initial cash payment to $8.5 million ($0.1636 per share) and revise the terms of the "earn-out" formula. Giving effect to the purchase of the shares from Organic Holdings, we understand that Seneca now owns approximately 80.9% of the outstanding common shares of Organic.

Furthermore, we understand that on September 18, 2001, Seneca submitted an offer (the "Initial Offer") to Organic to acquire for $0.33 per share in cash (the "Purchase Price") the shares of Organic that it does not already own or at the time was under contract to purchase pursuant to the Initial, and later Revised, Holdings Agreement. We understand that the Initial Offer was reaffirmed on December 4, 2001 (the "Reaffirmed Offer") at the same Purchase Price and on substantially the same terms as the Initial Offer. You have provided us with the Offer to Purchase, dated December 5, 2001 (the "Offer to Purchase"), pursuant to which E-Services Investments Organic Sub LLC, a wholly owned subsidiary of Seneca ("E-Services"), commenced a cash tender offer to acquire those shares at the Purchase Price. We understand that, if the tender offer is successful E-Services intends promptly to complete a merger of E-Services with and into Organic ("the Merger"), without any shareholder vote, pursuant to which each remaining shareholder of Organic would receive the Purchase Price (the Reaffirmed Offer, together with the Merger, the "Transaction").

You have asked us to render our opinion as to whether as of the date hereof the Purchase Price is fair, from a financial point of view, to the public shareholders of Organic, excluding Seneca, Organic Holdings and their respective affiliates (the "Unaffiliated Shareholders"). You have not asked us for any opinion on any other transaction to which Organic is or may be a party.

The Special Committee of the Board of Directors
Organic, Inc.
December 12, 2001
Page 2


In the course of performing our review and analyses for rendering this opinion, we have:

- reviewed the Offer to Purchase and the related Schedule 13D/A and Schedule TO, each dated December 5, 2001;

-        reviewed the Initial Holdings Agreement and the Revised Holdings
         Agreement;

-        reviewed the Loan Agreement between Organic and Omnicom Group Inc.
         ("Omnicom"), dated August 27, 1999 (the "Loan Agreement"), the Guaranty and Security among Organic, Organic Media, Inc. and Omnicom, dated August 27, 1999, the Revolving Note of Organic payable to Omnicom, dated August 27, 1999, and the Joinder to Guaranty and Security Agreement and Intercreditor Agreement among Organic, Omnicom and Bank of America, N.A., dated December 3, 2001;

- reviewed the letter agreement dated December 3, 2001 from Omnicom to Organic waiving certain conditions to borrowing under the Loan Agreement and the Option Agreement dated December 3, 2001 under which Organic issued an Option to Omnicom to purchase 39,370,079 shares of Organic common stock at $0.254 per share (the "Option");

- reviewed Organic's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1998 through 2000, its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2001 and its Reports on Form 8-K for the three years ended the date hereof;

- reviewed certain operating and financial information, including estimates for the quarter ending December 31, 2001 and projections for the years ending December 31, 2002 through December 31, 2006, provided to us by management relating to Organic's business and prospects;

- met with certain members of Organic's senior management to discuss Organic's business, operations, historical and projected financial results and future prospects;

- reviewed the historical prices, trading multiples and trading volume of the common shares of Organic;

- reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Organic;

- reviewed the valuation multiples paid in recent mergers and acquisitions we deemed relevant;

- reviewed the premia paid in recent cash acquisitions and cash minority buy-ins of similar size;

- performed a discounted cash flow analyses based on the projections for Organic furnished to us;

- conducted such other studies, analyses, inquiries and investigations as we deemed appropriate;.

In rendering our opinion, we have considered the current condition of the capital markets, both generally and for digital professional services companies in particular, and discussed with the senior management of Organic (i) its recent and projected financial performance, current capital structure and current rate at

The Special Committee of the Board of Directors
Organic, Inc.
December 12, 2001
Page 3


which cash is being generated and used in operating and financing activities and
(ii) the current capital needs of Organic as reflected in the projections of its future financial performance provided to us by management. We have considered whether such capital needs can be met, absent a transaction, in light of Organic's recent operating performance and financial condition and its access to capital given current market conditions. We have also considered the potential negative impact of the above factors on the prices of Organic's equity securities in the absence of the Transaction or a similar transaction.

At your request, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections, provided to us by Organic. With respect to Organic's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Organic as to the expected future performance of Organic, and that, in light of Organic's anticipated financial condition as of August 27 2002, Omnicom forgives a portion of its loan to Organic under the Loan Agreement and exercises the Option following the exercise price adjustment described therein. We have not been asked to and have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior management of Organic that they are unaware of any facts that would make the information and projections provided to us incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Organic, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Special Committee of the Board of Directors to solicit indications of interest from various third parties regarding a transaction with Organic, and we have considered the lack of interest of such third parties in such solicitation in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Offer to Purchase, without any limitations, restrictions, conditions, amendments, waivers or modifications, regulatory or otherwise, that collectively would have a material effect on terms or the likelihood or consummation of the Transaction.

We do not express any opinion as to the price or range of prices at which the shares of common stock of Organic may trade at any time.

We have acted as a financial advisor to the Special Committee of the Board of Directors of Organic in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities of Organic for our and their own accounts and for the account of our and their customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is intended solely for the benefit and use of the Special Committee of the Board of Directors of Organic and does not constitute a recommendation to the Special Committee of the Board of Directors of Organic or any holders of Organic common stock as to whether or not to accept the Offer to Purchase their shares.

This opinion does not address Organic's underlying business decision to pursue the Transaction, the timing of the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Organic or the effects of any other transaction in which Organic might engage. We have not conducted a review or analysis as to the strategic or commercial merits of, or

The Special Committee of the Board of Directors
Organic, Inc.
December 12, 2001
Page 4

financial fairness of, any other transaction, including, without limitation, (i) the sale by Organic Holdings of its shares of Organic common stock to Seneca or the terms thereof, (ii) the restructuring of Organic's San Francisco lease,
(iii) Organic's borrowing of $10 million from Omnicom in connection with the lease restructuring or (iv) the issuance of the Option relating to the lease restructuring and borrowing. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Schedule 14D-9 to be filed with the Securities and Exchange Commission in connection with the Transaction. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price is fair, from a financial point of view, to Unaffiliated Shareholders of Organic.


Very truly yours,

BEAR, STEARNS & CO. INC.



By:     /s/ Davies B. Beller
      ------------------------------------
              Davies B. Beller
              Senior Managing Director